                                                                   Exhibit 99.1

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Consolidated Financial Highlights
- --------------------------------------------------------------------------------
                                                                        Three months ended                  Six months ended
                                                                              June 30                            June 30
                                                                   ---------------------------         ----------------------------
Dollars in thousands, except per share data                            1994               1993               1994              1993
- -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL PERFORMANCE
Net interest income (taxable-equivalent basis)                     $501,363           $466,134         $1,007,167          $929,702
Income before cumulative effect of changes in accounting
  principles                                                        187,845            169,142            393,534           356,153
Net income                                                          187,845            169,142            393,534           336,760
Earnings per common share
 Before cumulative effect of changes in accounting principles
   Primary                                                              .79                .71               1.66              1.50
   Fully diluted                                                        .79                .71               1.65              1.49
 Net income
   Primary                                                              .79                .71               1.66              1.42
   Fully diluted                                                        .79                .71               1.65              1.41
Net interest margin                                                    3.58%              3.96%              3.63%             4.04%
Returns before cumulative effect of changes in accounting
  principles
  Return on average total assets                                       1.26               1.35               1.34              1.47
  Return on average common shareholders' equity                       17.70              17.59              18.51             18.76
Returns based on net income
  Return on average total assets                                       1.26               1.35               1.34              1.39
  Return on average common shareholders' equity                       17.70              17.59              18.51             17.73
Net charge-offs to average loans                                        .35                .76                .32               .76
After-tax profit margin                                               25.75              25.61              26.34             23.98
Overhead ratio                                                        57.33              52.25              56.57             52.13
- -----------------------------------------------------------------------------------------------------------------------------------
SELECTED AVERAGE BALANCES (In millions)
Total assets                                                        $59,625            $50,152            $59,297           $48,979
Total earning assets                                                 56,062             47,075             55,625            46,033
Securities                                                           21,859             21,184             21,550            20,088
Loans, net of unearned income                                        32,531             25,184             32,278            25,199
Deposits                                                             32,252             28,091             31,996            28,090
Shareholders' equity                                                  4,268              3,869              4,299             3,841
- -----------------------------------------------------------------------------------------------------------------------------------

                                                                                       June 30        December 31           June 30
                                                                                          1994               1993              1993
- -----------------------------------------------------------------------------------------------------------------------------------
PERIOD-END RATIOS
Capital
 Risk-based capital
   Tier I                                                                                 8.99%              9.57%            10.57%
   Total                                                                                 11.88              12.11             12.65
 Leverage                                                                                 6.99               7.85              7.80
 Common shareholders' equity to total assets                                              6.77               6.93              7.32
Asset quality
 Nonperforming loans to total loans                                                       1.11               1.15              1.81
 Nonperforming assets to total loans and foreclosed assets                                1.55               1.65              2.63
 Nonperforming assets to total assets                                                      .85                .89              1.25
 Allowance for credit losses to total loans                                               2.97               2.92              3.60
 Allowance for credit losses to nonperforming loans                                     267.09             253.12            199.57
Book value per common share
 As reported                                                                            $18.37             $18.34            $16.84
 Excluding net unrealized securities gains/losses                                        19.02              17.96             16.84
- -----------------------------------------------------------------------------------------------------------------------------------
                             CONTENTS
CORPORATE FINANCIAL REVIEW..................................     2
Consolidated Financial Statements
  Consolidated Balance Sheet................................    17
  Consolidated Statement of Income..........................    18
  Consolidated Statement of Cash Flows......................    19
  Notes to Consolidated Financial Statements................    20
Average Consolidated Balance Sheet
  and Net Interest Analysis.................................    22
Corporate Information.......................................    24

PNC BANK CORP.

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                                                      Corporate Financial Review

The following Corporate Financial
Review should be read in conjunction
with the Consolidated Financial
Statements of PNC Bank Corp. and
subsidiaries ("Corporation") included
herein and with management's discussion
and analysis included in the
Corporation's 1993 Annual Report.

Overview

During the first six months of 1994, the nation's real gross domestic product grew at a preliminary annual rate of 3.5 percent, according to the United States Commerce Department. Management expects economic growth to continue throughout the remainder of 1994, although at a more moderate pace, accompanied by further increases in short-term interest rates.
    Net income for the first six months of 1994 was $393.5 million, or $1.65 per fully diluted share, compared with $336.8 million, or $1.41 per share, for the first six months of 1993. Income before accounting changes in the prior-year period was $356.2 million or $1.49 per fully diluted share. Return on assets and return on common shareholders' equity were 1.34 percent and 18.51 percent, respectively, in 1994, compared with 1.39 percent and 17.73 percent, respectively, in 1993. The corresponding 1993 returns before accounting changes were 1.47 percent and 18.76 percent.
    The results for the first six months of 1993 included the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and a change in the method of accounting for certain intangible assets, primarily purchased mortgage servicing rights. The cumulative effect of these changes reduced net income by $9.0 million and $10.4 million, respectively.

Mergers and Acquisitions

On November 30, 1993, the Corporation completed its acquisition of PNC Mortgage (formerly Sears Mortgage Banking Group) for $328 million in cash. The purchase price is subject to certain post-closing adjustments. With this acquisition, the Corporation added assets of $7.6 billion; a mortgage servicing portfolio approximating $27 billion, including $21 billion serviced for others; and a national residential mortgage production network.

    During the first six months of 1994, the Corporation completed the purchase of United Federal Bancorp, Inc. ("United"), State College, Pennsylvania, and First Eastern Corp. ("First Eastern"), Wilkes-Barre, Pennsylvania, for a total of $486 million in cash. The combined assets and deposits totaled $2.8 billion and $2.4 billion, respectively. The Corporation also completed the acquisition of a $10-billion residential mortgage servicing portfolio from the Associates Corporation of North America ("Associates") for $117 million in cash.

    During the second quarter of 1994, the Corporation entered into a definitive agreement to acquire BlackRock Financial Management, L.P. ("BlackRock"), a New York-based fixed-income investment management firm with approximately $23 billion in assets under management. The purchase price will approximate
$240 million in cash and notes. This transaction is expected to close in the fourth quarter of 1994, pending regulatory and other approvals.

    Subsequent to June 30, 1994, the Corporation announced agreements to acquire Brentwood Financial Corporation, Cincinnati, Ohio, and Indian River Federal Savings Bank, Vero Beach, Florida. The aggregate purchase price approximates $33 million in cash. The combined assets and deposits totaled approximately $175 million and $141 million, respectively, at June 30, 1994. These transactions are expected to close in the fourth quarter of 1994, subject to regulatory and shareholder approvals.

                                                                  PNC BANK CORP.
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Corporate Financial Review
Income Statement Review

INCOME STATEMENT HIGHLIGHTS
- --------------------------------------------------------------------
Six months ended June 30                                Change
                                                   -----------------
Dollars in millions            1994      1993      Amount    Percent
- --------------------------------------------------------------------
Net interest income--
 taxable-equivalent basis    $1,007      $930       $77         8.3%
Provision for credit losses      50       115       (65)      (56.5)
Noninterest income              487       475        12         2.5
Noninterest expenses            845       732       113        15.4
Income before cumulative
 effect of changes in
 accounting principles          394       356        38        10.7
Net income                      394       337        57        16.9
- -------------------------------------------------------------------

NET INTEREST INCOME AND NET INTEREST MARGIN On a fully taxable-equivalent basis, net interest income for the first six months of 1994 increased $77.5 million, or
8.3 percent, compared with the first six months of 1993. The increase was due to higher levels of average earning assets.

NET INTEREST MARGIN
- ------------------------------------------------------------
Six months ended June 30
                                                       Basis
                                                       Point
Taxable-equivalent basis         1994       1993      Change
- ------------------------------------------------------------
Book-basis yield on earning
  assets                         6.36%      6.72%       (36)
Effect of loan fees               .13        .15         (2)
Taxable-equivalent adjustment     .06        .09         (3)
- ------------------------------------------------------------
 Taxable-equivalent yield on
   earning assets                6.55       6.96        (41)
Rate on interest-bearing
  liabilities                    3.80       3.92        (12)
- ------------------------------------------------------------
 Interest rate spread            2.75       3.04        (29)
Impact of noninterest-bearing
  sources                         .53        .61         (8)
Net benefit of interest rate
  swaps                           .35        .39         (4)
- ------------------------------------------------------------
 Net interest margin             3.63%      4.04%       (41)
- ------------------------------------------------------------

    The net interest margin for the first six months of 1994 narrowed 41 basis points when compared with the corresponding 1993 period. The maturity structure and nature of liabilities assumed relative to assets acquired in the PNC Mortgage acquisition contributed to the narrower interest rate spread. This impact was mitigated by the benefit of lower prepayments on mortgage-related assets in the rising interest rate environment in 1994. In addition, the net interest margin was negatively impacted by a lower proportion of noninterest-bearing sources supporting earning assets. The benefit of interest rate swaps also declined in the rising interest rate environment.

VOLUME/RATE ANALYSIS
- ------------------------------------------------------------------
Six months ended June 30               Increase (Decrease)
1994 versus 1993                        Due to Changes in:
                               -----------------------------------
                                                    Rate
In millions                    Volume    Rate      Volume    Total
- ------------------------------------------------------------------
Interest income                $336      $(85)     $(19)     $232
Interest expense                157        (2)                155
Net interest income             193       (94)      (22)       77
- ------------------------------------------------------------------

PROVISION FOR CREDIT LOSSES The provision for credit losses was $50.0 million in the first six months of 1994, compared with $115.2 million a year ago. Continuing improvement in economic conditions combined with management's ongoing efforts to improve asset quality resulted in lower nonperforming assets and charge-offs, and a higher reserve coverage of nonperforming loans. The quarterly provision for credit losses is expected to decline during the remainder of 1994.

PNC BANK CORP.
- --------------------------------------------------------------------------------
                                                      Corporate Financial Review

NONINTEREST INCOME
- ---------------------------------------------------------------------------------------------------------------------
Six months ended June 30                                                                               Change
                                                                                               ----------------------
Dollars in thousands                                                     1994         1993       Amount       Percent
- ---------------------------------------------------------------------------------------------------------------------
Investment management and trust
 Trust                                                               $ 98,805     $ 92,187     $  6,618          7.2%
 Mutual funds                                                          47,656       43,179        4,477         10.4
- -------------------------------------------------------------------------------------------------------
   Total investment management and trust                              146,461      135,366       11,095          8.2
- -------------------------------------------------------------------------------------------------------
Service charges, fees and commissions
 Deposit account and corporate services                                82,225       78,072        4,153          5.3
 Credit card and merchant services                                     26,797       26,545          252           .9
 Brokerage                                                             17,223       17,517         (294)        (1.7)
 Corporate finance                                                     21,227       18,305        2,922         16.0
 Other services                                                        32,569       28,910        3,659         12.7
- -------------------------------------------------------------------------------------------------------
   Total service charges, fees and commissions                        180,041      169,349       10,692          6.3
- -------------------------------------------------------------------------------------------------------
Mortgage Banking
 Servicing                                                             77,292       13,031       64,261        493.1
 Marketing                                                              3,071        3,945         (874)       (22.2)
- -------------------------------------------------------------------------------------------------------
   Total mortgage banking                                              80,363       16,976       63,387        373.4
- -------------------------------------------------------------------------------------------------------
Net securities gains                                                   30,307      111,777      (81,470)       (72.9)
Other                                                                  49,619       41,247        8,372         20.3
- -------------------------------------------------------------------------------------------------------
   Total                                                             $486,791     $474,715     $ 12,076          2.5%
- ---------------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME Noninterest income totaled $486.8 million in the first six months of 1994, compared with $474.7 million in the corresponding 1993 period. Net securities gains totaled $30.3 million, compared with $111.8 million in the year-earlier period. Excluding net securities gains, noninterest income as a percentage of total revenue was 31.2 percent in the first six months of 1994, compared with 28.1 percent a year earlier.
    Investment management and trust increased 8.2 percent to $146.5 million. Growth in revenue from new trust business and mutual fund accounting and administrative services was partially offset by a decline in fees resulting from lower levels of managed assets. The BlackRock acquisition is expected to add approximately 20 percent to investment management and trust revenue on an annual basis. The table below sets forth trust and mutual fund assets, and the related revenue, as of and for the six months ended June 30, 1994 and 1993.

INVESTMENT MANAGEMENT AND TRUST
- ---------------------------------------------------------------------------------------------------------------------------------
In millions                                                        Assets at June 30                                   Revenue
                                        -----------------------------------------------------------------------       Six months
                                                                                                                        ended
                                           Discretionary           Nondiscretionary               Total                June 30
                                        -------------------      --------------------      --------------------      ------------
                                           1994        1993          1994        1993          1994        1993      1994    1993
- ---------------------------------------------------------------------------------------------------------------------------------
Personal and charitable                 $23,853     $22,556      $  9,560    $  6,743      $ 33,413    $ 29,299      $ 73    $ 67
Institutional                             6,535       9,257        70,978      68,861        77,513      78,118        25      25
- ---------------------------------------------------------------------------------------------------------------------------------
 Total trust                             30,388      31,813        80,538      75,604       110,926     107,417        98      92
- ---------------------------------------------------------------------------------------------------------------------------------
Mutual funds                             23,164      27,548        55,463      45,989        78,627      73,537        48      43
- ---------------------------------------------------------------------------------------------------------------------------------
 Total                                  $53,552     $59,361      $136,001    $121,593      $189,553    $180,954      $146     135
- ---------------------------------------------------------------------------------------------------------------------------------

    Service charges, fees and commissions increased $10.7 million, or 6.3 percent, to $180.0 million in the first six months of 1994. Increased transaction volume related to new business and acquisitions accounted for the growth in deposit account and corporate services revenue. Increased syndication and advisory activity accounted for the growth in corporate finance fees. Other service fees increased as a result of revised consumer loan fee schedules.

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Corporate Financial Review

    Mortgage banking income increased $63.4 million to $80.4 million, primarily as a result of the PNC Mortgage acquisition. During the first six months of 1994, the Corporation originated $3.9 billion of residential mortgages, approximately 65 percent of which represented new financings, and realized gains of $16.6 million from sales of mortgage servicing. During the first half of 1994, the rising interest rate environment adversely impacted the volume of originations. However, the value of the mortgage servicing portfolio increased as the rate of mortgage loan prepayments declined. Conversely, should interest rates decline, the volume of originations and prepayment rates would likely increase and the value of the existing servicing portfolio could decrease.
At June 30, 1994, the Corporation's mortgage servicing portfolio totaled
$43.8 billion with a weighted-average coupon of 7.72 percent, including
$34.3 billion serviced for others.
    The increase in other noninterest income is attributable to higher gains from sales of assets and venture capital activity. These increases were partially offset by lower trading account profits.

NONINTEREST EXPENSE
- ------------------------------------------------------------------
Six months ended June 30                               Change
                                                  ----------------
Dollars in thousands        1994        1993      Amount   Percent
- ------------------------------------------------------------------
Compensation            $329,402    $279,403    $ 49,999    17.9%
Employee benefits         81,469      66,937      14,532    21.7
- ------------------------------------------------------------------
 Total staff expense     410,871     346,340      64,531    18.6
- ------------------------------------------------------------------
Net occupancy             66,562      58,203       8,359    14.4
Equipment                 65,580      54,889      10,691    19.5
Amortization of
 intangible assets        37,830      15,366      22,464   146.2
Federal deposit
 insurance                36,339      32,932       3,407    10.3
Taxes other than income   21,878      18,610       3,268    17.6
Other                    206,081     205,823         258      .1
- ------------------------------------------------------------------
 Total                  $845,141    $732,163    $112,978    15.4%
- ------------------------------------------------------------------

NONINTEREST EXPENSE Noninterest expense totaled $845.1 million in the first six months of 1994, compared with $732.2 million in the year-earlier period. The overhead ratio increased to 56.6 percent in the first six months of 1994, compared with 52.1 percent in 1993, due to lower net securities gains in 1994 and higher operating expenses relative to revenue associated with PNC Mortgage. Excluding acquisitions, noninterest expense declined 2.2 percent. Pending acquisitions are expected to increase noninterest expense by approximately 3 percent on a combined basis.
    Staff expense increased 18.6 percent to $410.9 million, primarily due to acquisitions completed subsequent to June 30, 1993. Average full-time equivalent employees were 20,900 for the first six months of 1994, compared with 17,700 in the year-earlier period. Approximately 3,600 average full-time equivalent employees were added from acquisitions. Excluding the impact of acquisitions, staff expense increased 2.8 percent. Pension expense increased $4.8 million in the comparison due to acquisitions and a reduction in the discount rate used to calculate the pension obligation.
    Net occupancy and equipment expense increased $8.4 million and $10.7 million, respectively, primarily due to acquisitions, occupancy of an office building purchased in 1993 and an upgrade of computer equipment. Amortization of intangible assets increased $22.5 million primarily due to higher levels of purchased mortgage servicing rights associated with PNC Mortgage. The increase in federal deposit insurance resulted from acquired deposits. Taxes other than income also increased due to acquisitions.

PNC BANK CORP.

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                                                      Corporate Financial Review

Line of Business Results

The management accounting process uses various methods of balance sheet and income statement allocations, transfers and assignments to evaluate the performance of various business units. Unlike financial accounting, there is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. The following information is based on management accounting practices which conform to and support the management structure of the Corporation and is not necessarily comparable with similar information for any other financial institution. Designations, assignments and allocations may change from time to time as the management accounting system is enhanced and business or product lines change. During 1994, certain methodologies were changed and, accordingly, results for 1993 are presented on a consistent basis.
    For management reporting purposes, the Corporation has designated four distinct lines of business: Corporate Banking, Retail Banking, Investment Management and Trust, and Investment Banking. The financial results presented in this section reflect each line of business as if it operated on a stand-alone basis. Securities or borrowings have been assigned to each line of business based on its net asset or liability position. The remaining securities and borrowings, and related interest rate spread, emanating from management of the Corporation's overall asset/liability position, and net securities gains, are included in Portfolio Management.

LINE OF BUSINESS HIGHLIGHTS
- ---------------------------------------------------------------------------------------------------------------------------------

                                                              Net Interest and
Six months ended June 30                                         Noninterest               Average                  Return on
                                          Earnings                 Revenue             Assigned Assets           Assigned Equity
                                       --------------        ------------------      --------------------        ----------------
Dollars in millions                    1994      1993          1994        1993         1994         1993        1994        1993
- ---------------------------------------------------------------------------------------------------------------------------------
Corporate Banking
  Large Corporate                      $ 40      $ 35        $   88      $   71      $ 3,756      $ 2,969          19%         20%
  Middle Market                         125       104           261         283        9,790        9,893          20          15
- ---------------------------------------------------------------------------------------------------------
    Total Corporate Banking             165       139           349         354       13,546       12,862          20          16
- ---------------------------------------------------------------------------------------------------------
Retail Banking
  Consumer Banking                      138       129           641         617       24,938       23,325          19          21
  Mortgage Banking                       31        16           203          70        9,848        3,277          14          21
- ---------------------------------------------------------------------------------------------------------
    Total Retail Banking                169       145           844         687       34,786       26,602          18          21
- ---------------------------------------------------------------------------------------------------------
Investment Management and Trust
  Trust                                  22        23           109         103          393          351          45          53
  Mutual Funds                           12        12            53          47          170          107          44          55
- ---------------------------------------------------------------------------------------------------------
    Total Investment Management and
      Trust                              34        35           162         150          563          458          44          54
- ---------------------------------------------------------------------------------------------------------
Investment Banking
  Portfolio Management                   58       106            96         172        9,824        8,774          43          85
  Brokerage and Underwriting             14        13            49          36          533          278          42          39
- ---------------------------------------------------------------------------------------------------------
    Total Investment Banking             72       119           145         208       10,357        9,052          43          75
- ---------------------------------------------------------------------------------------------------------
    Total lines of business             440       438         1,500       1,399       59,252       48,974          22          25
Unallocated items                       (46)      (82)          (23)        (15)          45            5
Cumulative effect of changes in
  accounting principles                           (19)
- ---------------------------------------------------------------------------------------------------------
    Total                              $394      $337        $1,477      $1,384      $59,297      $48,979
- ---------------------------------------------------------------------------------------------------------------------------------

    Earnings contributed by the lines of business totaled $440 million in the first six months of 1994, compared with $438 million in the first six months of 1993. These results exceeded reported consolidated net income by $46 million and $101 million, respectively, due to the cumulative effect of changes in accounting principles in 1993, provision for credit losses in excess of specific reserve allocations and certain unallocated revenue and expenses. Excluding net securities gains, earnings from the lines of business were $420 million and $365 million, respectively, and returns on assigned equity were 21 percent and 20 percent, respectively.

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Corporate Financial Review

CORPORATE BANKING Corporate Banking provided 38 percent of line of business earnings in the first six months of 1994, compared with 32 percent in the first half of 1993. Large Corporate benefited from a 25 percent increase in average loans and improved asset quality, which more than offset the impact of narrower interest rate spreads on loans. The majority of the loan growth was in short-term commercial and money market loans that are typically repaid shortly after period end. Middle Market revenue declined in 1994 due to the impact of narrower interest rate spreads on loans and a reduction in the real estate project portfolio. The increase in earnings resulted from a lower provision for credit losses as asset quality improved in both the commercial and real estate project portfolios. Revenue from treasury management services accounted for 16 percent of total Corporate Banking revenue in 1994, compared with 15 percent a year ago.

RETAIL BANKING The earnings contribution from Retail Banking increased to 38 percent in the first six months of 1994, from 33 percent a year ago. Consumer Banking average loans and deposits increased 16 percent and 6 percent, respectively, when compared with the first six months of 1993, primarily due to acquisitions. Higher net interest revenue and improved asset quality contributed to the increase in earnings. The increase in Mortgage Banking earnings reflected the contribution of the acquired assets and mortgage banking operations of PNC Mortgage. Average mortgage-related assets increased $6.6 billion to $9.8 billion. During the first six months of 1994, the mortgage servicing portfolio increased $8.2 billion to $43.8 billion at June 30, 1994, including $34.3 billion serviced for others. The net growth in servicing resulted from the Associates transaction. Mortgage Banking originated $3.9 billion of residential mortgages during the first half of 1994, and $1.9 billion of servicing was sold which resulted in gains of $16.6 million.

INVESTMENT MANAGEMENT AND TRUST Investment Management and Trust contributed 8 percent to line of business earnings in both periods. Trust earnings declined in the comparison as increased revenue from new business was more than offset by higher marketing and incentive expenses. Mutual Funds earnings were unchanged in the first six months of 1994 when compared with the year-earlier period. Increased revenue from growth of the PNC Family of Funds, as well as expanded accounting and administrative services, was offset by lower investment advisory fees and increased marketing costs.

INVESTMENT BANKING The earnings contribution from Investment Banking was 16 percent in the first half of 1994, compared with 27 percent in the first six months of 1993. Portfolio Management earnings declined in the comparison as net securities gains were $30.3 million in the first six months of 1994, compared with $111.8 million in 1993. These gains were significantly higher in the first half of last year as certain mortgage-backed securities were sold in a higher prepayment environment to provide more stability to net interest income. Excluding net securities gains, Investment Banking's earnings were $52 million and $46 million in the first six months of 1994 and 1993, respectively. Higher venture capital income accounted for the increase in Brokerage and Underwriting earnings.

Balance Sheet Review
BALANCE SHEET HIGHLIGHTS
- ------------------------------------------------------------------

                             Six months ended June 30
                             ------------------------    Full Year
Averages in millions            1994          1993            1993
- ------------------------------------------------------------------
Total assets                 $59,297       $48,979        $50,321
Total earning assets          55,625        46,033         47,340
Securities                    21,550        20,088         20,403
Loans, net of unearned
  income                      32,278        25,199         25,959
Deposits                      31,996        28,090         28,442
Borrowed funds                11,253        10,821         10,373
Notes and debentures          10,589         5,163          6,486
Shareholders' equity           4,299         3,841          3,957
- ------------------------------------------------------------------

    The changes in the average balance sheet reflect the impact of acquisitions, stronger loan demand and asset/liability management activities. Average earning assets increased $9.6 billion when compared with the first six months of 1993.
    The proportion of average loans to average earning assets was 58.0 percent in the first six months of 1994, compared with 54.7 percent in the first half of 1993.

PNC BANK CORP.

- --------------------------------------------------------------------------------
                                                      Corporate Financial Review

Average loans for the first six months of 1994 increased 28.1 percent to $32.3 billion when compared with the first six months of 1993. Excluding the impact of acquisitions, average loans increased 4.7 percent in the comparison due to increased loan demand and higher levels of short-term commercial, money market and consumer loans.
    Average deposits increased $3.9 billion when compared with the first six months of 1993. The proportion of average noninterest-bearing sources supporting average earning assets was 14.1 percent in the first six months of 1994, compared with 15.6 percent in the first half of 1993. Average notes and debentures increased $5.4 billion as bank notes and Federal Home Loan Bank advances were used as lower cost alternatives to other funding sources.

LOANS
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                        June 30, 1994                       December 31, 1993
                                                               ----------------------------          ----------------------------
                                                                                   Unfunded                              Unfunded
In millions                                                    Outstandings     Commitments          Outstandings     Commitments
- ---------------------------------------------------------------------------------------------------------------------------------
Commercial
 Manufacturing                                                      $ 2,850         $ 5,225               $ 2,765         $ 4,351
 Retail/Wholesale                                                     1,975           1,888                 1,789           1,570
 Services                                                             2,031           2,191                 1,586           1,599
 Financial services                                                     962           2,324                   872           1,666
 Communications                                                       1,312           1,285                 1,337             732
 Real estate related                                                    534             200                   557             177
 Investment/Holding Co.                                                 478             230                   454             264
 Other                                                                2,731           3,666                 3,103           3,089
- ---------------------------------------------------------------------------------------------------------------------------------
   Total commercial                                                  12,873          17,009                12,463          13,448
- ---------------------------------------------------------------------------------------------------------------------------------
Real estate project
 Residential construction and development                                75              90                    70              72
 Commercial construction and development                                263             280                   280             221
 Medium-term financings
 Standing                                                               902             219                   875             142
 Other                                                                  392              56                   505              68
- ---------------------------------------------------------------------------------------------------------------------------------
   Total real estate project                                          1,632             645                 1,730             503
- ---------------------------------------------------------------------------------------------------------------------------------
Real estate mortgage
 Residential                                                          8,329           1,088                 8,036           1,521
 Commercial                                                           1,332              25                   905               6
- ---------------------------------------------------------------------------------------------------------------------------------
   Total real estate mortgage                                         9,661           1,113                 8,941           1,527
- ---------------------------------------------------------------------------------------------------------------------------------
Consumer
 Home Equity                                                          2,655           1,627                 2,238           1,360
 Automobile                                                           2,580                                 2,428
 Student                                                              1,120               3                 1,103              27
 Credit card                                                            700           3,287                   725           3,065
 Other                                                                1,920             222                 2,031             214
- ---------------------------------------------------------------------------------------------------------------------------------
   Total consumer                                                     8,975           5,139                 8,525           4,666
- ---------------------------------------------------------------------------------------------------------------------------------
Other                                                                 1,937             495                 1,871             400
Unearned income                                                        (218)                                 (222)
- ---------------------------------------------------------------------------------------------------------------------------------
   Total, net of unearned income                                    $34,860         $24,401               $33,308         $20,544
- ---------------------------------------------------------------------------------------------------------------------------------

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Corporate Financial Review

LOANS The Corporation manages credit risk associated with its lending activities through portfolio diversification, underwriting policies and procedures and loan monitoring practices. At June 30, 1994, commercial, real estate project, real estate mortgage, consumer and other loans accounted for
36.7 percent, 4.7 percent, 27.5 percent, 25.6 percent and 5.5 percent of total loans, respectively.

    At June 30, 1994, total commercial loan outstandings increased $410 million, or 3.3 percent, from December 31, 1993, primarily attributable to short-term commercial loans. Total commercial unfunded commitments increased $3.6 billion, or 26.5 percent, in the comparison. The growth in commitments was attributable to increased economic activity. Should economic growth continue, management expects a portion of these commitments to be converted into outstandings.
    Total real estate project exposure remained relatively flat since year end. Retail and office projects accounted for 29 percent and 25 percent, respectively, of total real estate project exposure at June 30, 1994. Multi-family and hotel/motel projects accounted for 12 percent and 8 percent, respectively. No other project type accounted for more than 7 percent. Projects in the Corporation's primary markets, which include Delaware, Indiana, Kentucky, New Jersey, Ohio and Pennsylvania, accounted for 71 percent of the total outstandings. The southeast region of the United States accounted for 15 percent and no other geographic region accounted for more than 5 percent.
    Real estate mortgage outstandings increased 8.1 percent primarily due to acquisitions. Residential and commercial mortgages acquired in the first half of 1994 totaled $568 million and $288 million, respectively. As part of its overall asset/liability management strategy, the Corporation retains certain originated residential mortgage products in the loan portfolio. Generally, these products are limited to adjustable-rate loans or those with balloon payment features. The remainder of its fixed-rate production is securitized and retained for the securities portfolio or sold.

    Consumer loan outstandings increased $450 million due to acquisitions and loan growth. Other loans increased $66 million and consisted of money market, lease financing and foreign loans.
    Highly leveraged transactions ("HLT") are included in various commercial loan categories. At June 30, 1994, the loan portfolio included $942 million of HLT outstandings and $239 million of HLT unfunded commitments. The comparable amounts at December 31, 1993, were $953 million and $186 million, respectively. The communications, manufacturing and retail/wholesale industries accounted for 70 percent, 19 percent and 4 percent, respectively, of total HLT exposure at June 30, 1994. HLT outstandings represented 2.7 percent of total loans at June 30, 1994, compared with 2.9 percent at December 31, 1993. During the first six months of 1994, $145 million of loans and $26 million of unfunded commitments were no longer classified as HLT.
    At June 30, 1994, the Corporation had 61 customers with loans designated as HLT. The ten largest HLT outstandings and unfunded commitments totaled $472 million and $63 million, respectively. During the first six months of 1994, the Corporation originated and/or participated in $219 million of commitments to new HLT customers, compared with $43 million in the corresponding 1993 period. HLT loan fees recognized in income during the first six months of 1994 totaled $3.2 million and deferred HLT loan fees totaled $4.4 million at June 30, 1994. The yield on the HLT portfolio, including loans classified as nonperforming, was 6.4 percent during the first six months of 1994, compared with 6.1 percent a year ago.

PNC BANK CORP.

- --------------------------------------------------------------------------------
                                                      Corporate Financial Review

RISK ELEMENTS During the first six months of 1994, nonperforming assets declined $10 million as a result of continued improvement in overall asset quality. Excluding the impact of the First Eastern acquisition, total nonperforming assets declined $84 million when compared with year-end 1995. Assuming further economic growth, management anticipates the favorable trend will continue during the remainder of 1994.
    At June 30, 1994, $81 million of nonperforming loans were current as to principal and interest, compared with $102 million at December 31, 1993. Nonperforming HLT loans totaled $17 million at June 30, 1994, compared with $25 million at December 31, 1993.
    Office, retail and land projects accounted for 59 percent of total nonperforming real estate project assets at June 30, 1994. The Corporation's primary markets accounted for 58 percent of total nonperforming real estate project assets. The southeast region of the United States and metropolitan Washington D.C. area accounted for 29 percent and 8 percent, respectively.
    Accruing loans contractually past due 90 days or more as to the payment of principal or interest totaled $148 million at June 30, 1994, compared with $135 million at December 31, 1993. Residential mortgages and student loans in the amount of $68 million and $34 million, respectively, were included in the total at June 30, 1994, compared with $55 million and $41 million, respectively, at year-end 1995.

NONPERFORMING ASSETS
- -------------------------------------------------------------

                                        JUNE 30   December 31
Dollars in millions                        1994          1993
- -------------------------------------------------------------
Nonaccrual loans
 Commercial                                $232          $181
 Real estate project                         72            91
 Real estate mortgage                        80            84
- -------------------------------------------------------------
   Total nonaccrual loans                   384           356
- -------------------------------------------------------------
Restructured loans                            4            28
- -------------------------------------------------------------
   Total nonperforming loans                388           384
- -------------------------------------------------------------
Foreclosed assets
 Real estate project                         93           108
 Real estate mortgage                        33            42
 Other                                       30            20
- -------------------------------------------------------------
   Total foreclosed assets                  156           170
- -------------------------------------------------------------
   Total                                   $544          $554
- -------------------------------------------------------------
Nonperforming loans to total loans         1.11%         1.15%
Nonperforming assets to total
  loans and foreclosed assets              1.55          1.65
Nonperforming assets to total
  assets                                    .85           .89
- -------------------------------------------------------------

    Annualized net charge-offs as a percentage of average loans were .32 percent for the first six months of 1994, compared with .76 percent in the corresponding 1993 period. The 1994 charge-off and recovery levels reflected the continued improvement in overall asset quality and the Corporation's loan workout efforts. During the first six months of 1994, $10 million of HLT were charged-off and no recoveries were realized. The corresponding 1993 amounts were $7 million and $2 million, respectively.

CHARGE-OFFS AND RECOVERIES
- ---------------------------------------------------------------

Six months ended June 30                  1994
                          -------------------------------------
                                                            Net
In millions               Charge-offs   Recoveries  Charge-offs
- ---------------------------------------------------------------
Commercial                        $28          $12          $16
Real estate project                 9            1            8
Real estate mortgage               12            2           10
Consumer                           32           15           17
- ---------------------------------------------------------------
   Total                          $81          $30          $51
- ---------------------------------------------------------------
                                          1993
- ---------------------------------------------------------------
Commercial                        $54          $15          $39
Real estate project                22            3           19
Real estate mortgage                9            1            8
Consumer                           42           13           29
- ---------------------------------------------------------------
   Total                         $127          $32          $95
- ---------------------------------------------------------------

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Corporate Financial Review

ALLOWANCE FOR CREDIT LOSSES The allowance for credit losses totaled $1.0 billion at June 30, 1994, compared with $972 million at December 31, 1993. The allowance as a percentage of period-end loans and nonperforming loans was 2.97 percent and
267.1 percent, respectively, at June 30, 1994. The comparable year-end amounts were 2.92 percent and 253.1 percent, respectively.

ASSET/LIABILITY MANAGEMENT The primary objectives of asset/liability management are to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk, facilitating the Corporation's funding needs and ensuring capital adequacy. To achieve these objectives, asset/liability management uses a variety of investment alternatives, funding sources and off-balance-sheet instruments in managing the overall interest rate risk profile of the Corporation. Asset/liability management policies include limits on the amounts of various financial instruments, the types of funding and the level of interest rate sensitivity, and an assessment of overall liquidity.
    Asset/liability management seeks to minimize the credit risk associated with its activities. This is primarily accomplished by entering into transactions with only a select number of high quality institutions, establishing credit limits with counterparties and, where applicable, requiring segregated collateral.
    A dynamic income simulation model is the primary mechanism used in assessing the impact on net interest income of changes in interest rates. Asset/liability management projects net interest income in what it believes is a most likely interest rate environment, as well as in higher and lower alternative interest rate scenarios. The table below sets forth average interest rates for the month of June 1994 and the respective rate assumptions for December 1994 and June 1995.

INTEREST RATE ASSUMPTIONS
- ---------------------------------------------------------------

                                 June 30     December      June
                                    1994         1994      1995
- ---------------------------------------------------------------
Federal funds                       4.25%        4.50%     5.00%
3-month LIBOR                       4.63         4.90      5.40
5-year U.S. Treasury Note           6.70         6.80      7.00
- ---------------------------------------------------------------

    In addition to interest rate assumptions, loan and deposit growth rates, mortgage-related asset prepayments, and interest rate swap amortization are adjusted based on current expectations. The model reflects management's assumption that the market would present investment alternatives with acceptable maturities and interest rate characteristics relative to expected funding sources. The model also reflects transactions initiated by management to reduce its liability-sensitive position, including reducing fixed-rate assets and adding variable-rate assets. Actual net interest income may differ from simulated results due to changes in management's strategies or market conditions. The actual timing and rate of changes in interest rates and other assumptions also could affect net interest income. As the model is based on current on- and off-balance-sheet positions, it does not reflect additional actions management could take to mitigate the impact of changes in interest rates.
    In the most likely scenario, the model projects that net interest income would be relatively stable for the remainder of 1994, and for 1995 when compared with full-year 1994. If interest rates were 100 basis points higher than the most likely scenario, net interest income would decrease 8.4 percent over the 18-month period ended December 31, 1995. Conversely, net interest income would increase 7.2 percent over the same period if interest rates were 100 basis points lower than the most likely scenario.
    An interest rate sensitivity ("gap") analysis represents a point-in-time net position of assets, liabilities and off-balance-sheet instruments subject to repricing in specified time periods. Gap analysis alone does not accurately measure the magnitude of changes in net interest income since changes in interest rates do not impact all categories of assets, liabilities and off-balance-sheet positions equally or simultaneously. The liability sensitivity of the cumulative one-year gap position was 18.4 percent of total earning assets at June 30, 1994, which declined to 8.1 percent within 24 months. The cumulative one-year gap position narrowed during the second quarter of 1994 as a result of management actions to reduce exposure to rising interest

PNC BANK CORP.

- --------------------------------------------------------------------------------
                                                      Corporate Financial Review

rates, primarily by reducing fixed-rate assets and adding variable-rate assets. These actions were partially offset by a slower rate of prepayments on mortgage-related assets which had the effect of extending the maturity of these instruments.

INTEREST RATE SWAPS
- ----------------------------------------------------------------------

In millions          Gain Position        Loss Position
                   ------------------   ------------------       Total
                   Notional      Fair   Notional      Fair    Notional
June 30, 1994         Value     Value      Value     Value       Value
- ----------------------------------------------------------------------
Hedge swaps
 Receive fixed       $2,001       $22    $11,350     $(437)    $13,351
 Pay fixed               79                  693       (31)        772
- ----------------------------------------------------------------------
   Total hedge swaps  2,080        22     12,043      (468)     14,123
Customer swaps           60         2         60        (2)        120
- ----------------------------------------------------------------------
   Total             $2,140       $24    $12,103     $(470)    $14,243
- ----------------------------------------------------------------------

December 31, 1993
- ----------------------------------------------------------------------
Hedge swaps
 Receive fixed       $7,904      $153     $2,715     $ (26)    $10,619
 Pay fixed                                 1,193       (86)      1,193
- ----------------------------------------------------------------------
   Total hedge swaps  7,904       153      3,908      (112)     11,812
Customer swaps          245         3        245        (3)        490
- ----------------------------------------------------------------------
   Total             $8,149      $156     $4,153     $(115)    $12,302
- ----------------------------------------------------------------------

    The Corporation enters into interest rate swaps to alter the maturity and repricing structure of the balance sheet ("hedge swaps") and as an intermediary for customers ("customer swaps"). At June 30, 1994, hedge swaps and customer swaps accounted for 87 percent and 1 percent, respectively, of the total notional amount of all interest rate swap, futures, forward, foreign currency exchange and option contracts. The notional amount of hedge and customer swaps totaled $14.1 billion and $120 million, respectively, at June 30, 1994. The corresponding December 31, 1993 amounts were $11.8 billion and $490 million, respectively. Credit risk with respect to interest rate swaps represents the inability of the counterparty to perform under terms of the swap agreements. The Corporation limits credit risk with respect to swap agreements by requiring, where applicable, segregated collateral.

INTEREST RATE SWAPS ACTIVITY
- ----------------------------------------------------------------

                            Hedge Swaps
                          ----------------                 Total
                          Receive      Pay    Customer  Notional
In millions                 Fixed    Fixed       Swaps     Value
- ----------------------------------------------------------------
Balance at January 1,
  1994                    $10,619   $1,193        $490   $12,302
Additions                   3,200                   20     3,220
Maturities/amortization      (468)    (221)       (341)   (1,030)
Terminations                          (200)        (49)     (249)
- ----------------------------------------------------------------
 Balance at June 30,
  1994                    $13,351     $772        $120   $14,243
- ----------------------------------------------------------------

    Substantially all hedge swaps are index amortizing, the majority of which are designated as hedges on deposits and other interest-bearing liabilities. The Corporation receives payments based on fixed interest rates and makes payments based on a floating money market rate. During the first six months of 1994, hedge swaps benefited net interest income by $96.1 million, compared with $90.5 million in the corresponding 1993 period. Net deferred gains on terminated interest rate swaps totaled $14 million and $22 million at June 30, 1994 and December 31, 1993, respectively. Such deferred gains are being amortized over various remaining periods of up to two years.
    The table below sets forth the maturity distribution of hedge swaps and the weighted average interest rates at June 30, 1994.

MATURITY DISTRIBUTION OF HEDGE SWAPS
- -------------------------------------------------------------------

  In millions        1994      1995       1996    Beyond      Total
- -------------------------------------------------------------------
Receive fixed      $1,932    $5,819     $4,900      $700    $13,351
 Rate received       6.74%     5.79%      5.25%     5.49%      5.71%
 Rate paid           4.59      4.51       4.84      3.32       4.58

Pay fixed             $49      $383       $165      $175       $772
 Rate received       4.84%     5.81%      7.04%     9.12%      6.76%
 Rate paid           4.29      4.33       4.07      4.44       4.30
- -------------------------------------------------------------------

    Hedge swaps have remaining expected maturities that range from one and one-half months to three years and four months in management's most likely interest rate scenario. If interest rates rise further than assumed in the most likely scenario, the maturities of certain index swaps would be extended; however, the maturities would not extend beyond 1999. Because the Corporation has an aggregate receive-fixed/pay-variable interest rate swap position, further increases in interest rates would reduce

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Corporate Financial Review

the fair value of, and benefit provided by, such swaps. If such rate increases are significant, the rate paid on interest rate swaps could exceed the rate received.
    In a rising interest rate environment, management would expect several factors to mitigate a decline in the benefit provided by such swaps. As interest rates increase, the Corporation will derive a greater benefit from existing long-term liabilities as well as noninterest-bearing sources of funds. Also, an increase in interest rates would likely be associated with increased economic activity providing opportunities for loan growth, increased yields on variable-rate assets, increased value of the mortgage servicing portfolio and higher fee income.

LIQUIDITY MANAGEMENT Liquidity represents an institution's ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers as well as the demands of depositors and debtholders. Liquidity is managed through the coordination of the relative maturities of assets, liabilities and off-balance-sheet positions and is enhanced by the ability to raise funds in capital markets. Liquid assets consist of cash and due from banks, federal funds sold and resale agreements, interest-earning deposits with banks, trading account securities and securities available for sale. At June 30, 1994, such assets totaled $9.9 billion. Liquidity is also provided by securities that may be sold under agreements to repurchase, which totaled $7.7 billion at June 30, 1994. In addition, several bank affiliates have access to funds as members of the Federal Home Loan Bank system.
    Liquidity for the parent company and its nonbank affiliates is generated through the issuance of securities in public or private markets, lines of credit and dividends from subsidiaries. Under effective shelf registration statements at June 30, 1994, the Corporation has available $140 million of debt, $300 million of preferred stock and $350 million of securities that may be issued as either debt or preferred stock. Additionally, the Corporation has a $150 million unused committed line of credit. Funds obtained from any of these sources can be used for both bank and nonbank activities. In addition to current parent company funds, the funding for pending or potential acquisitions may include the issuance of instruments that qualify as regulatory capital, such as preferred stock or subordinated debt. Management believes that the Corporation has sufficient liquidity to meet its obligations to customers, debtholders and others. The impact of replacing maturing liabilities is reflected in the income simulation model used in the Corporation's overall asset/liability management process. At June 30, 1994, the model assumes rising interest rates and a resulting higher cost of replacement funding.
    As part of the overall asset/liability management process, management seeks to obtain funding through various sources to maximize net interest income within acceptable risk parameters. The following table sets forth funding sources at June 30, 1994 and December 31, 1993.

FUNDING SOURCES
- --------------------------------------------------------------

                                        JUNE 30   December 31
In millions                                1994          1993
- -------------------------------------------------------------
Deposits
 Demand, savings and money market       $18,932       $18,621
 Time                                    14,017        14,494
- -------------------------------------------------------------
  Total deposits                         32,949        33,115
- -------------------------------------------------------------
Borrowed funds
 Repurchase agreements                    4,547         4,995
 Treasury, tax and loan                   5,427         3,414
 Federal funds purchased                  2,123         2,066
 Commercial paper                         1,161           514
 Other                                      144           673
- -------------------------------------------------------------
  Total borrowed funds                   13,402        11,662
- -------------------------------------------------------------
Notes and debentures                     11,437         9,585
- -------------------------------------------------------------
  Total                                 $57,788       $54,362
- -------------------------------------------------------------

    Total deposits at June 30, 1994 declined slightly since year-end as decreases in brokered and other deposits more than offset the impact of acquired deposits. Brokered deposits are primarily included in time deposits. Such deposits totaled $2.9 billion at June 30, 1994, compared with $4.1 billion at December 31, 1993. These deposits are expected to decline further in future periods as they mature and alternative funding sources are employed. Retail brokered deposits are issued or participated-out by brokers in denominations of $100,000 or less and are fully insured. Such deposits represented 66.0 percent of the

PNC BANK CORP.

- --------------------------------------------------------------------------------
                                                      Corporate Financial Review

total at June 30, 1994, compared with 63.7 percent at year-end 1993.
    At June 30, 1994, treasury, tax and loan borrowings increased $2.0 billion from year-end 1993 due to relatively lower costs associated with such funds. Notes and debentures increased $1.8 billion since year-end 1993. During the first six months of 1994, the Corporation issued $2.9 billion of variable-rate, unsecured bank notes with maturities of one year and $200 million of 7.75 percent subordinated debentures due in 2004.

SECURITIES At June 30, 1994, securities totaled $23.2 billion and were comprised of $16.0 billion of investment securities and $7.2 billion of securities available for sale. The comparable amounts at year-end 1993 were $11.7 billion and $11.4 billion, respectively. At June 30, 1994, the securities portfolio included $16.7 billion of collateralized mortgage obligations and mortgage-backed securities with an aggregate weighted-average expected maturity of 3 years and 7 months. As part of the overall asset/liability management strategy, the Corporation invests in collateralized mortgage obligations and mortgage-backed securities, primarily government agency-backed instruments. The characteristics of these investments include attractive yields, principal guarantees, marketability and availability as collateral for additional liquidity. A risk associated with fixed-rate mortgage-related securities is the rate of prepayment inherent in the underlying mortgages. The Corporation manages this risk through the use of the income simulation model. The following table sets forth the securities portfolio at June 30, 1994 and December 31, 1993.

SECURITIES
- ---------------------------------------------------------------------------------------------------------------------------------

                                             June 30, 1994                                        December 31, 1993
                          ------------------------------------------------       ------------------------------------------------
                                               Unrealized                                             Unrealized
                          Amortized        ------------------         Fair       Amortized        ------------------         Fair
In millions                    Cost        Gains       Losses        Value            Cost        Gains       Losses        Value
- ---------------------------------------------------------------------------------------------------------------------------------
Investment securities
 Debt securities
   U.S. Treasury            $ 1,774                      $ 32      $ 1,742         $     1                                $     1
   U.S. Government
    agencies and
    corporations             11,747                       690       11,057          10,227         $ 39          $32       10,234
   State and municipal          364          $20            1          383             389           38                       427
   Other debt                 1,785                        36        1,749             810            3            4          809
 Corporate stocks and
  other                         301            1                       302             245                                    245
- ---------------------------------------------------------------------------------------------------------------------------------
    Total                   $15,971          $21         $759      $15,233         $11,672         $ 80          $36      $11,716
- ---------------------------------------------------------------------------------------------------------------------------------
Securities available
  for sale
 Debt securities
   U.S. Treasury            $ 2,624          $ 1         $ 72      $ 2,553         $ 2,402         $  2          $ 2      $ 2,402
   U.S. Government
    agencies and
    corporations              3,931            2           91        3,842           8,023          114           16        8,121
   State and municipal            2                                      2               2                                      2
   Other debt                   668            5            6          667             788           18            4          802
 Corporate stocks and
  other                         154           25            7          172              36           25                        61
- ---------------------------------------------------------------------------------------------------------------------------------
    Total                   $ 7,379          $33         $176      $ 7,236         $11,251         $159          $22      $11,388
- ---------------------------------------------------------------------------------------------------------------------------------

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Corporate Financial Review

Capital

The current economic and regulatory environment has placed an increased emphasis on capital strength. Acquisition capability, funding alternatives, new business activities, deposit insurance costs, and the level and nature of expanded regulatory oversight depend in large part on a banking institution's capital classification. At June 30, 1994, the capital position of each bank affiliate was classified as well capitalized.

RISK-BASED CAPITAL AND LEVERAGE RATIOS
- ---------------------------------------------------------------

                                      June 30       December 31
Dollars in millions, except ratios       1994              1993
- ---------------------------------------------------------------
CAPITAL COMPONENTS
 Shareholders' equity                 $ 4,349           $ 4,325
 Goodwill                                (352)              (85)
 Net unrealized securities (gains)
  losses                                  154               (88)
- ---------------------------------------------------------------
   Total Tier I risk-based capital      4,151             4,152
- ---------------------------------------------------------------
 Subordinated debt                        583               554
 Eligible allowance for credit
  losses                                  753               547
- ---------------------------------------------------------------
   Total risk-based capital           $ 5,487           $ 5,253
- ---------------------------------------------------------------
ASSETS
 Risk-weighted assets and off-
   balance-sheet instruments          $46,173           $43,380
 Average tangible assets               59,378            52,923
- ---------------------------------------------------------------
CAPITAL RATIOS
 Tier I risk-based capital               8.99%             9.57%
 Total risk-based capital               11.88             12.11
 Leverage                                6.99              7.85
- ---------------------------------------------------------------

    The minimum regulatory capital ratios are 4.00 percent for Tier I, 8.00 percent for total risk-based and 3.00 percent for leverage. However, regulators may require higher capital levels when a bank's particular circumstances warrant.
    The leverage ratio declined during the first six months of 1994, as a result of completed purchase acquisitions. Capital ratios are expected to decline further by year-end 1994 as a result of the BlackRock transaction. The Corporation maintains its capital position primarily through its dividend policy and retained earnings. During the first six months of 1994, the Corporation retained capital of $243.6 million.

PNC BANK CORP.

- --------------------------------------------------------------------------------
                                                      Corporate Financial Review

Second Quarter 1994 versus
   Second Quarter 1993

Net income for the second quarter of 1994 was $187.8 million, or $.79 per fully diluted common share, compared with $169.1 million, or $.71 per share, in the comparable quarter of 1993. Return on assets and return on common shareholders' equity were 1.26 percent and 17.70 percent, respectively, in the second quarter of 1994. The corresponding returns in 1993 were 1.35 percent and 17.59 percent.
    On a fully taxable-equivalent basis, net interest income for the second quarter of 1994 was $501.4 million, an increase of $35.2 million, or 7.6 percent, from the comparable year-earlier period. The growth in net interest income was due to higher levels of average earning assets. The net interest margin narrowed 38 basis points in the comparison, primarily due to the PNC Mortgage acquisition, a reduced benefit of noninterest-bearing sources and a lower benefit of interest rate swaps.
    The provision for credit losses was $25.0 million in the second quarter of 1994, compared with $53.8 million in the second quarter 1993. Continuing improvement in economic conditions combined with management's ongoing efforts to improve asset quality resulted in lower nonperforming assets and charge-offs, and a higher reserve coverage of nonperforming loans.

    Excluding the results of securities transactions, noninterest income increased $40.5 million, or 21.6 percent, to $228.3 million during the second quarter of 1994. Investment management and trust totaled $73.5 million, an increase of 6.4 percent. Revenue growth from new trust business and mutual fund accounting and administrative services was partially offset by a decline in fees resulting from lower levels of managed assets. Service charges, fees and commissions totaled $92.2 million, an increase of 4.9 percent from the second quarter of 1993. The increase was primarily from growth in deposit and corporate services revenue. Mortgage banking income increased to $42.7 million, compared with $9.1 million in 1993 due to the PNC Mortgage acquisition.
    Noninterest expense increased to $418.3 million, compared with $345.1 million a year ago, primarily due to acquisitions. Excluding acquisitions, noninterest expense increased less than one percent when compared with the second quarter of 1993.

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Consolidated Balance Sheet

- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                     June 30      December 31
Dollars in millions, except par values                                                                  1994             1993
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                              $ 1,989          $ 1,817
Short-term investments                                                                                   672              856
Loans held for sale                                                                                      804            1,392
Securities available for sale                                                                          7,236           11,388
Investment securities, fair value of $15,233 and $11,716                                              15,971           11,672
Loans, net of unearned income of $218 and $222                                                        34,860           33,308
 Allowance for credit losses                                                                          (1,036)            (972)
- -----------------------------------------------------------------------------------------------------------------------------
 Net loans                                                                                            33,824           32,336
Other                                                                                                  3,471            2,619
- -----------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                                        $63,967          $62,080
- -----------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Deposits
 Noninterest-bearing                                                                                 $ 6,257          $ 7,057
 Interest-bearing                                                                                     26,692           26,058
- -----------------------------------------------------------------------------------------------------------------------------
 Total deposits                                                                                       32,949           33,115
- -----------------------------------------------------------------------------------------------------------------------------
Borrowed funds
 Federal funds purchased                                                                               2,123            2,066
 Repurchase agreements                                                                                 4,547            4,995
 Commercial paper                                                                                      1,161              514
 Other                                                                                                 5,571            4,087
- -----------------------------------------------------------------------------------------------------------------------------
 Total borrowed funds                                                                                 13,402           11,662
- -----------------------------------------------------------------------------------------------------------------------------
Notes and debentures                                                                                  11,437            9,585
Accrued expenses and other liabilities                                                                 1,830            3,393
- -----------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                                    59,618           57,755
- -----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock--$1 par value
 Authorized: 17,628,760 and 17,663,791 shares
 Issued and outstanding: 948,202 and 983,233 shares
 Aggregate liquidation value: $20                                                                          1                1
Common stock--$5 par value
 Authorized: 450,000,000 shares
 Issued: 235,687,237 and 234,994,196 shares                                                            1,179            1,175
Capital surplus                                                                                          461              450
Retained earnings                                                                                      2,958            2,715
Deferred ESOP benefit expense                                                                            (95)             (95)
Net unrealized securities gains (losses)                                                                (154)              88
Common stock held in treasury at cost: 26,767 and 288,959 shares                                          (1)              (9)
- -----------------------------------------------------------------------------------------------------------------------------
 Total shareholders' equity                                                                            4,349            4,325
- -----------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity                                                          $63,967          $62,080
- -----------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

PNC BANK CORP.

- --------------------------------------------------------------------------------
                                                Consolidated Statement of Income

- ---------------------------------------------------------------------------------------------------------------------------------
                                                                      Three Months Ended                    Six months ended
                                                                            June 30                              June 30
                                                                   ------------------------            --------------------------
In thousands, except per share data                                    1994            1993                  1994            1993
- ---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans and fees on loans                                            $594,011        $475,335            $1,166,847       $ 961,554
Securities                                                          316,647         315,936               612,455         614,433
Other                                                                24,336           9,205                50,796          18,042
- ---------------------------------------------------------------------------------------------------------------------------------
 Total interest income                                              934,994         800,476             1,830,098       1,594,029
- ---------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits                                                            217,512         188,536               417,516         387,713
Borrowed funds                                                      110,574          98,827               207,311         187,350
Notes and debentures                                                113,949          57,467               214,971         109,629
- ---------------------------------------------------------------------------------------------------------------------------------
 Total interest expense                                             442,035         344,830               839,798         684,692
- ---------------------------------------------------------------------------------------------------------------------------------
 Net interest income                                                492,959         455,646               990,300         909,337
Provision for credit losses                                          25,030          53,814                50,045         115,231
- ---------------------------------------------------------------------------------------------------------------------------------
 Net interest income less provision for credit losses               467,929         401,832               940,255         794,106
- ---------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
Investment management and trust                                      73,494          69,093               146,461         135,366
Service charges, fees and commissions                                92,205          87,904               180,041         169,349
Mortgage banking                                                     42,658           9,082                80,363          16,976
Net securities gains                                                    (85)          6,616                30,307         111,777
Other                                                                19,968          21,739                49,619          41,247
- ---------------------------------------------------------------------------------------------------------------------------------
 Total noninterest income                                           228,240         194,434               486,791         474,715
- ---------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Staff expense                                                       203,972         169,936               410,871         346,340
Net occupancy and equipment                                          66,860          54,773               132,142         113,092
Other                                                               147,463         120,439               302,128         272,731
- ---------------------------------------------------------------------------------------------------------------------------------
 Total noninterest expense                                          418,295         345,148               845,141         732,163
- ---------------------------------------------------------------------------------------------------------------------------------
 Income before income taxes and cumulative
   effect of changes in accounting principles                       277,874         251,118               581,905         536,658
Applicable income taxes                                              90,029          81,976               188,371         180,505
- ---------------------------------------------------------------------------------------------------------------------------------
 Income before cumulative effect of changes in accounting
  principles                                                        187,845         169,142               393,534         356,153
Cumulative effect of changes in accounting principles,
  net of tax benefit of $5,343                                                                                            (19,393)
- ---------------------------------------------------------------------------------------------------------------------------------
 Net income                                                        $187,845        $169,142            $  393,534       $ 336,760
- ---------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
Primary before cumulative effect of changes in accounting
  principles                                                           $.79           $ .71                 $1.66           $1.50
Cumulative effect of changes in accounting principles                                                                        (.08)
- ---------------------------------------------------------------------------------------------------------------------------------
 Primary                                                               $.79           $ .71                 $1.66           $1.42
- ---------------------------------------------------------------------------------------------------------------------------------
Fully diluted before cumulative effect of changes in accounting
  principles                                                           $.79           $ .71                 $1.65           $1.49
Cumulative effect of changes in accounting principles                                                                        (.08)
- ---------------------------------------------------------------------------------------------------------------------------------
 Fully diluted                                                         $.79           $ .71                 $1.65           $1.41
- ---------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED PER COMMON SHARE                               $.32           $.285                 $ .64           $ .57
AVERAGE COMMON SHARES OUTSTANDING
Primary                                                             237,241         236,561               236,974         236,241
Fully diluted                                                       239,086         238,751               238,887         238,545
- ---------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Consolidated Statement of Cash Flows

- ---------------------------------------------------------------------------------------------------------------------------------
Six months ended June 30
In millions                                                                                                 1994             1993
- ---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                                              $    394         $    337
Adjustments to reconcile net income to net cash provided by operating activities
 Cumulative effect of changes in accounting principles                                                                         19
 Provision for credit losses                                                                                  50              115
 Depreciation, amortization and accretion                                                                    126               94
 Deferred income taxes                                                                                        (3)             (10)
 Net securities gains                                                                                        (30)            (112)
 Net gain on sales of assets                                                                                 (54)              (5)
 Valuation adjustments on foreclosed assets, net of gains on sales                                           (11)              (5)
Change in
 Loans held for sale                                                                                         642             (177)
 Trading account securities                                                                                  (71)             (81)
 Other                                                                                                      (240)              28
- ---------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                                 803              203
- ---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Net change in loans                                                                                         (600)             415
Repayment
 Securities available for sale                                                                             1,630              614
 Investment securities                                                                                     1,867            2,914
Sales
 Securities available for sale                                                                             7,325           10,666
 Investment securities                                                                                        34               11
 Loans                                                                                                       561               51
 Foreclosed assets                                                                                            54               56
Purchases
 Securities available for sale                                                                            (7,329)          (9,757)
 Investment securities                                                                                    (4,922)          (6,110)
 Loans                                                                                                       (17)            (226)
Net cash paid for acquisitions                                                                              (462)
Other                                                                                                        392              733
- ---------------------------------------------------------------------------------------------------------------------------------
   Net cash used by investing activities                                                                  (1,467)            (633)
- ---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net change in
 Noninterest-bearing deposits                                                                             (1,128)             282
 Interest-bearing deposits                                                                                (1,396)          (1,241)
 Federal funds purchased                                                                                      53             (849)
Sale/issuance
 Repurchase agreements                                                                                    72,192           97,276
 Commercial paper                                                                                          2,152            3,804
 Other borrowed funds                                                                                     50,964           17,914
 Notes and debentures                                                                                      3,948            2,556
 Common stock                                                                                                 20               27
Redemption/maturity
 Repurchase agreements                                                                                   (72,640)         (95,960)
 Commercial paper                                                                                         (1,504)          (4,209)
 Other borrowed funds                                                                                    (49,477)         (18,676)
 Notes and debentures                                                                                     (2,190)            (118)
Acquisition of treasury stock                                                                                 (6)              (6)
Cash dividends paid to shareholders                                                                         (152)            (134)
- ---------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                                                                 836              666
- ---------------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND DUE FROM BANKS                                                                          172              236
 Cash and due from banks at beginning of year                                                              1,817            2,117
- ---------------------------------------------------------------------------------------------------------------------------------
   Cash and due from banks at end of period                                                             $  1,989         $  2,353
- ---------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

PNC BANK CORP.

- --------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements

Basis of Financial Statement Presentation

The unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of PNC Bank Corp. and its subsidiaries ("Corporation"), substantially all of which are wholly owned. In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented.
    In preparing the unaudited consolidated interim financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from such estimates.
    The notes included herein should be read in conjunction with the audited consolidated financial statements included in the 1993 Annual Report.

Reclassifications

Certain prior period amounts have been reclassified to conform to reporting classifications utilized for the current reporting period. These reclassifications did not impact the Corporation's financial condition or results of operations.

Earnings per Common Share

Primary earnings per common share is calculated by dividing net income adjusted for preferred stock dividends declared by the sum of the weighted average number of shares of common stock outstanding and the number of shares of common stock which would be issued assuming the exercise of stock options during each period. Fully diluted earnings per common share is based on net income adjusted for interest expense, net of tax, on outstanding convertible debentures and dividends declared on nonconvertible preferred stock. The weighted average number of shares of common stock outstanding is increased by the assumed conversion of outstanding convertible preferred stock and convertible debentures from the beginning of the year and the number of shares of common stock which would be issued assuming the exercise of stock options. Adjustments to net income and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

Changes in Accounting Principles

SECURITIES Effective December 31, 1993, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities are classified as investments and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Securities purchased with the intention of recognizing short-term profits are placed in the trading account and are carried at market value. Securities not classified as investments or trading are designated as securities available for sale and carried at fair value with unrealized gains and losses reflected in shareholders' equity. Prior to the adoption of SFAS No. 115, securities available for sale were carried at the lower of cost or fair value.

INCOME TAXES Effective January 1, 1993, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Previously, deferred income taxes were accounted for using the deferred method.
    The cumulative effect of the change decreased net income in 1993 by $9.0 million or $.04 per fully diluted share.

INTANGIBLE ASSETS Effective January 1, 1993, the Corporation changed its method of accounting for certain identifiable intangible assets, consisting primarily of purchased mortgage servicing rights. Such assets are

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

accounted for at the lower of amortized cost or the estimated value of future net revenues on a disaggregated basis. The estimated value of these assets is determined by discounting the related expected future net cash flows at a rate no less than the original discount rate. Previously, cash flows were not discounted for this purpose.
    The cumulative effect of the change decreased net income in 1993 by $10.4 million or $.04 per fully diluted share.

Mergers and Acquisitions

On November 30, 1993, the Corporation consummated its acquisition of PNC Mortgage (formerly Sears Mortgage Banking Group) for $328 million in cash. The purchase price is subject to certain post-closing adjustments. The transaction was recorded under the purchase method of accounting and the total assets of PNC Mortgage were $7.6 billion at closing.
    During the first six months of 1994, the Corporation completed the purchase of United Federal Bancorp, Inc., State College, Pennsylvania, and First Eastern Corp., Wilkes-Barre, Pennsylvania, for a total of $486 million in cash. The combined assets and deposits totaled $2.8 billion and $2.4 billion, respectively, at closing. The Corporation also completed the acquisition of a $10-billion residential mortgage servicing portfolio from the Associates Corporation of North America for $117 million in cash.
    During the second quarter of 1994, the Corporation entered into a definitive agreement to acquire BlackRock Financial Management, L.P., a New York-based fixed-income investment management firm with approximately $23 billion in assets under management. The purchase price will approximate $240 million in cash and notes. This transaction is expected to close in the fourth quarter of 1994, pending regulatory and other approvals.
    Subsequent to June 30, 1994, the Corporation announced agreements to acquire Brentwood Financial Corporation, Cincinnati, Ohio, and Indian River Federal Savings Bank, Vero Beach, Florida. The aggregate purchase price approximates $33 million in cash. The combined assets and deposits totaled approximately $175 million and $141 million, respectively, at June 30, 1994. These transactions are expected to close in the fourth quarter of 1994, subject to regulatory and shareholder approvals.

Cash Flows

During the first six months of 1994 and 1993, interest paid on deposits and other contractual debt obligations totaled $816.5 million and $558.4 million, respectively, and income taxes paid were $258.8 million and $199.6 million, respectively.
    Noncash investing activities consisted of transfers of securities available for sale to investment securities totaling $2.7 billion during the first six months of 1994 and transfers of loans to foreclosed assets aggregating $18.2 million in both 1994 and 1993. In connection with acquisitions completed during 1994, the Corporation acquired assets of $2.8 billion and assumed liabilities of $2.7 billion. The cash paid totaled $580 million and the Corporation received $128 million in cash and due from banks in connection with these acquisitions.

Allowance for Credit Losses

The following table presents changes in the allowance for credit losses:

- -------------------------------------------------------------
In millions                                 1994         1993
- -------------------------------------------------------------
Balance at January 1                        $972         $897
- -------------------------------------------------------------
Charge-offs                                  (81)        (127)
Recoveries                                    30           32
- -------------------------------------------------------------
 Net charge-offs                             (51)         (95)
- -------------------------------------------------------------
Provision for credit losses                   50          115
Acquisitions                                  65
- -------------------------------------------------------------
 Balance at June 30                       $1,036         $917
- -------------------------------------------------------------

Notes and Debentures

During the first six months of 1994, the Corporation issued $200 million of 7.75 percent, unsecured subordinated debentures due in 2004.

PNC BANK CORP.

- --------------------------------------------------------------------------------
Average Consolidated Balance Sheet and Net Interest Analysis
- --------------------------------------------------------------------------------
                                                                          Six months ended June 30
Taxable-equivalent basis                     ------------------------------------------------------------------------------------
                                                              1994                                          1993
                                             --------------------------------------        --------------------------------------
Average balances in millions, interest in     Average                       Average         Average                       Average
  thousands                                  Balances       Interest   Yields/Rates        Balances       Interest   Yields/Rates
- ---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets
 Short-term investments                        $  860      $  19,886           4.66%         $  424       $  9,923           4.72%
 Securities
   U.S. Treasury                                3,844         91,511           4.80           2,708         64,726           4.82
   U.S. Government agencies and corporations   15,363        454,198           5.91          14,878        479,317           6.44
   State and municipal                            374         19,349          10.34             536         25,482           9.51
   Other debt                                   1,685         46,070           5.47           1,884         50,333           5.34
   Corporate stocks and other                     284          8,180           5.76              82          3,255           7.94
- ---------------------------------------------------------------------------------------------------------------------------------
   Total securities                            21,550        619,308           5.75          20,088        623,113           6.21
- ---------------------------------------------------------------------------------------------------------------------------------
 Loans, net of unearned income
   Commercial                                  11,714        417,899           7.19          10,641        358,506           6.79
   Real estate project                          1,729         65,594           7.65           1,901         66,115           7.01
   Real estate mortgage                         9,018        308,794           6.85           3,960        172,611           8.72
   Consumer                                     8,534        345,726           8.17           7,831        347,836           8.96
   Other                                        1,283         38,785           6.07             866         28,120           6.51
- ---------------------------------------------------------------------------------------------------------------------------------
   Total loans, net of unearned income         32,278      1,176,798           7.34          25,199        973,188           7.78
- ---------------------------------------------------------------------------------------------------------------------------------
 Other interest-earning assets                    937         30,973           6.62             322          8,170           5.12
- ---------------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets/interest
     income                                    55,625      1,846,965           6.67          46,033      1,614,394           7.04
- ---------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning assets
 Allowance for credit losses                     (992)                                         (915)
 Cash and due from banks                        2,128                                         1,949
 Other assets                                   2,536                                         1,912
- ---------------------------------------------------------------------------------------------------------------------------------
   Total assets                               $59,297                                       $48,979
- ---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
 Interest-bearing deposits
   Demand                                     $ 3,378         14,659            .87         $ 3,042         12,853            .85
   Savings                                      2,386         10,721            .91           2,253         13,281           1.19
   Money market                                 6,494         69,676           2.16           5,656         56,527           2.02
   Certificates of deposit of $100,000 or
     more                                       3,541         87,467           4.97           2,458         70,207           5.76
   Other time                                   9,569        223,989           4.72           9,228        231,324           5.06
   Deposits in foreign offices                    555         11,004           4.00             237          3,521           3.00
- ---------------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing deposits             25,923        417,516           3.25          22,874        387,713           3.42
- ---------------------------------------------------------------------------------------------------------------------------------
 Borrowed funds
   Federal funds purchased                      2,539         46,760           3.71           1,635         24,877           3.08
   Repurchase agreements                        5,468        100,069           3.69           7,639        130,464           3.44
   Commercial paper                               714         13,776           3.89             841         13,924           3.34
   Other                                        2,532         46,706           3.72             706         18,086           5.16
- ---------------------------------------------------------------------------------------------------------------------------------
   Total borrowed funds                        11,253        207,311           3.72          10,821        187,351           3.49
- ---------------------------------------------------------------------------------------------------------------------------------
 Notes and debentures                          10,589        214,971           4.07           5,163        109,628           4.28
- ---------------------------------------------------------------------------------------------------------------------------------
 Total interest-bearing liabilities/interest
  expense                                      47,765        839,798           3.54          38,858        684,692           3.55
- ---------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities and
  shareholder's equity
 Demand and other noninterest-bearing
  deposits                                      6,073                                         5,216
 Accrued expenses and other liabilities         1,160                                         1,064
 Shareholders' equity                           4,299                                         3,841
- ---------------------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity $59,297                                       $48,979
- ---------------------------------------------------------------------------------------------------------------------------------
Interest rate spread including interest rate
  swaps                                                                        3.13                                          3.49
   Impact of noninterest-bearing liabilities                                    .50                                           .55
- ---------------------------------------------------------------------------------------------------------------------------------
   Net interest income/margin on earning assets           $1,007,167           3.63%                      $929,702           4.04%
- ---------------------------------------------------------------------------------------------------------------------------------

Nonaccrual loans are included in loans, net of unearned income. The impact of interest rate swaps is included in the interest income/expense and average yields/ rates for commercial loans, real estate mortgages, U.S. Government agencies and corporations securities, demand, savings, money market, certificates of deposit of $100,000 or more, and other time deposits, and other borrowed funds.

                                                                  PNC BANK CORP.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                      1994                                                   1993
- ----------------------------------------------------------------------------   ----------------------------------
             Second Quarter                       First Quarter                        Second Quarter
- ---------------------------------------   ----------------------------------   ----------------------------------
      Average                   Average    Average                   Average    Average                   Average
     Balances   Interest   Yields/Rates   Balances   Interest   Yields/Rates   Balances   Interest   Yields/Rates
- -----------------------------------------------------------------------------------------------------------------
      $   855   $ 10,666           5.00%   $   864   $  9,220           4.32%   $   412   $  4,113           4.01%
        4,244     51,997           4.91      3,439     39,514           4.66      3,149     36,468           4.65
       15,206    229,640           6.04     15,520    224,558           5.79     14,626    233,683           6.39
          369      9,566          10.36        379      9,783          10.33        524     12,408           9.47
        1,746     24,823           5.69      1,625     21,247           5.23      2,803     35,532           5.07
          294      3,996           5.44        275      4,184           6.10         82      2,233          10.89
- -----------------------------------------------------------------------------------------------------------------
       21,859    320,022           5.86     21,238    299,286           5.65     21,184    320,324           6.05
- -----------------------------------------------------------------------------------------------------------------

       12,075    213,853           7.10     11,349    204,046           7.29     10,705    179,705           6.73
        1,736     33,767           7.80      1,723     31,827           7.49      1,876     32,205           6.89
        8,981    156,806           6.98      9,055    151,988           6.71      3,892     82,997           8.53
        8,617    175,131           8.15      8,450    170,595           8.19      7,858    172,999           8.83
        1,122     19,448           6.94      1,446     19,337           5.38        853     13,506           6.34
- -----------------------------------------------------------------------------------------------------------------
       32,531    599,005           7.38     32,023    577,793           7.29     25,184    481,412           7.66
- -----------------------------------------------------------------------------------------------------------------
          817     13,705           6.71      1,057     17,268           6.54        295      5,115           6.92
- -----------------------------------------------------------------------------------------------------------------
       56,062    943,398           6.74     55,182    903,567           6.59     47,075    810,964           6.90
- -----------------------------------------------------------------------------------------------------------------
         (997)                                (986)                                (920)
        2,029                                2,228                                2,046
        2,531                                2,542                                1,951
- -----------------------------------------------------------------------------------------------------------------
      $59,625                              $58,966                              $50,152
- -----------------------------------------------------------------------------------------------------------------
      $ 3,380      8,644            .99    $ 3,377      6,315            .76    $ 3,074      5,808            .76
        2,381      6,851           1.15      2,391      3,870            .66      2,267      6,105           1.08
        6,495     37,421           2.31      6,493     32,255           2.01      5,612     27,352           1.95
        3,302     41,298           5.01      3,782     46,169           4.94      2,325     33,498           5.78
        9,686    114,466           4.74      9,450    109,523           4.70      9,187    114,022           4.98
          884      9,132           4.14        223      1,872           3.41        247      1,751           2.84
- -----------------------------------------------------------------------------------------------------------------
       26,128    217,812           3.34     25,716    200,004           3.15     22,712    188,536           3.33
- -----------------------------------------------------------------------------------------------------------------
        2,821     28,434           4.04      2,254     18,326           3.30      1,756     13,160           3.01
        4,879     48,241           3.97      6,065     51,828           3.47      8,304     70,804           3.42
          925      9,681           4.20        500      4,095           3.32        626      5,166           3.31
        2,342     24,218           4.15      2,724     22,488           3.21        799      9,697           4.87
- -----------------------------------------------------------------------------------------------------------------
       10,967    110,574           4.04     11,543     96,737           3.37     11,485     98,827           3.45
- -----------------------------------------------------------------------------------------------------------------
       11,030    113,949           4.14     10,142    101,022           4.04      5,578     57,467           4.13
- -----------------------------------------------------------------------------------------------------------------
       48,125    442,335           3.68     47,401    397,763           3.39     39,775    344,830           3.48
- -----------------------------------------------------------------------------------------------------------------
        6,124                                6,021                                5,379
        1,108                                1,214                                1,129
        4,268                                4,330                                3,869
- -----------------------------------------------------------------------------------------------------------------
      $59,625                              $58,966                              $50,152
- -----------------------------------------------------------------------------------------------------------------
                                   3.06                                 3.20                                 3.42
                                    .52                                  .48                                  .54
- -----------------------------------------------------------------------------------------------------------------
                $501,063           3.58%             $505,804           3.68%             $466,134           3.96%
- -----------------------------------------------------------------------------------------------------------------

PNC BANK CORP.

- --------------------------------------------------------------------------------
                                                           Corporate Information

Stock Listing

PNC Bank Corp.'s common stock is traded on the New York Stock Exchange (NYSE) under the symbol PNC.

Registrar and Transfer Agent

Chemical Bank
J.A.F. Building P.O. Box 3068
New York, New York 10116-3068
800-982-7652

Inquiries

Individual shareholders should contact:
The PNC Bank Hotline at 800-982-7652 or
Shareholder Relations at 800-843-2206.

Analysts and institutional investors should contact:
William H. Callihan, Vice President,
Investor Relations at 412-762-8257.

News media representatives and others seeking general information should contact:
Jonathan Williams, Vice President,
Media Relations at 412-762-4550.

Form 10-Q:
PNC Bank Corp.'s Quarterly Report on Form 10-Q is filed with the Securities and Exchange Commission. This report, excluding exhibits, may be obtained without charge by writing to Samuel R. Patterson, Senior Vice President, Financial Reporting, at corporate headquarters.

Corporate Headquarters

PNC Bank Corp.
One PNC Plaza
Fifth Avenue and Wood Street
Pittsburgh, Pennsylvania 15265

Stock Prices/Dividends Declared

The table below sets forth by quarter the range of high and low sale prices for PNC Bank Corp.'s common stock and cash dividends declared per common share.

- ----------------------------------------------------------------
                         Daily Sale Prices
                      -----------------------     Cash Dividends
                         High             Low           Declared
- ----------------------------------------------------------------
1994 QUARTER
- ----------------------------------------------------------------
FIRST                 $29.875         $25.250             $ .320
SECOND                 31.625          26.125               .320
- ----------------------------------------------------------------
   TOTAL                                                  $ .640
- ----------------------------------------------------------------
1993 Quarter
- ----------------------------------------------------------------
First                 $35.000         $27.000             $ .285
Second                 36.125          29.750               .285
Third                  32.750          28.500               .285
Fourth                 31.125          27.625               .320
- ----------------------------------------------------------------
   Total                                                  $1.175
- ----------------------------------------------------------------

Dividend Reinvestment and
Stock Purchase Plan

PNC Bank Corp.'s dividend reinvestment and stock purchase plan enables holders of common and preferred stock to purchase additional shares of common stock conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment card may be obtained by writing to Shareholder Relations at corporate headquarters.

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